# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NERDWALLET, INC., CIK 0001625278
CUSIP: 64082B102
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 19 S. B Street, Suite 9, San Mateo, California (CA), 94401
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-023210
Filed by CIK 0001815151

## Reporting persons
- Innovius Capital Sirius I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,709,356; sole dispositive power 0; shared dispositive power 3,709,356; aggregate amount beneficially owned 3,709,356 (8.4% of the class)
- Innovius Capital GP I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,730,672; sole dispositive power 0; shared dispositive power 3,730,672; aggregate amount beneficially owned 3,730,672 (8.4% of the class)
- Justin R. Moore: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,730,672; sole dispositive power 0; shared dispositive power 3,730,672; aggregate amount beneficially owned 3,730,672 (8.4% of the class)

## Item 1. Issuer
Name of issuer: NERDWALLET, INC.
Address of issuer's principal executive offices: 19 S. B Street, Suite 9, San Mateo, CA, 94401.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Innovius Capital Sirius I, L.P. ("ICS")
Innovius Capital GP I, LLC ("ICGP")
Justin R. Moore ("Moore")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G/A.
Address of principal business office or, if none, residence:
Four Embarcadero Center, Suite 3720
San Francisco, CA 94111
Citizenship:
All entities were organized in Delaware.
Moore is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G/A sets forth the aggregate number of shares of Class A common stock of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.

The Reporting Persons ownership of the Issuer's securities includes (i) 3,709,356 shares of Class A common stock directly held by ICS and (ii) 21,316 shares of Class A common stock directly held by ICGP. ICGP is the general partner of ICS and Moore is the managing director of ICGP.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G/A sets forth the percentages of the shares of Class A common stock of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference. The percentage set forth in each row 11 is based upon 44,314,455 shares of Class A common stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 7, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Innovius Capital Sirius I, L.P.: /s/ Justin R. Moore, By Innovius Capital GP I, LLC, Its General Partner, By Justin R. Moore, Managing Director (11/14/2025)
- Innovius Capital GP I, LLC: /s/ Justin R. Moore, By Justin R. Moore, Managing Director (11/14/2025)
- Justin R. Moore: /s/ Justin R. Moore, Justin R. Moore (11/14/2025)